May 7, 2008





United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
ATTN: Indira Lall, Esq.


Re:      1-800-FLOWERS.COM, Inc.
         Form 10-K
         Filed September 13, 2007
         File No. 0-26841



Dear Ms. Lall:

     As per our conversation, thank you for extending our time to forward our written response to you up to and including May 14, 2008.

         Thank you again for your courtesy and cooperation in this matter.


                                       Very truly yours,
                                       1-800-FLOWERS.COM


                                       /s/ GERARD M. GALLAGHER
                                       -----------------------------------------
                                       GERARD M. GALLAGHER
                                       Senior Vice President of Business Affairs
                                       General Counsel



GMG:kf